Rule 12g3-2(b) File No. 82-34680

July 26, 2005

By Federal Express

Office of International Corporate F[redacted]
Division of Corporate Finance
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. Amy O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the "SC NEWS (Spring and Summer 2005 editions) [English translation]."

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Satoshi Obayashi

Satoshi Obayashi
Manager
Corporate Legal & General Affairs Department

Enclosure

dw 8/2

SC NEWS

No. 154 Spring 2005

CONTENTS


Cola
Sumitomo Corporation

Realizing "Prosperity and Dreams" Through Innovation

Nobuhide Nakaido, General Manager, Media, Electronics & Network Business Unit

Each of the nine business units at Sumitomo Corporation is developing business that maximizes the company's integrated corporate strength. Our short interviews with the General Managers of these business units reveal their passion and strategies. This fourth installment introduces General Manager Nobuhide Nakaido of the Media, Electronics & Network Business Unit.

How is the Media, Electronics & Network Business Unit exercising its integrated corporate strength?



Our business unit is made up of three fields—media, networking and electronics. Electronic materials and equipment provided by the Electronics Division serve as the foundation in building a network infrastructure, upon which the Media Division provides its services. This, for starters, is the integrated strength born within our business unit.

From a corporate standpoint, there is for instance Sumisho Computer Systems Corporation, which builds IT systems. They have a wide-ranging clientele—from manufacturing, distribution and finance—and are steadily expanding it using the business relations our company has fostered. As another example, Jupiter Shop Channel, our Group's TV shopping company, is involved in a studio construction project with the help of our Construction & Real Estate Division, and in establishing a distribution system with cooperation from Logistics. As you can see, we are taking full advantage of our integrated corporate strength in developing businesses.

Your business unit is in a very dynamic field. How are you coping with "change"?

Change and growth happen very quickly in Media, Electronics & Network, and it is not enough to rely solely on the development of our own businesses. In order to aggressively and actively develop businesses in the field, we absolutely must supplement projects with corporate merger and acquisition methods to "buy speed."

To give a more concrete example, in the CATV field, Jupiter Telecommunications Co., Ltd. absorbed Microsoft-operated Titus Communications Corporation through a stock swap, immediately acquiring new stations. Jupiter continued to buy off local stations and today owns 31 of them. With 30% market share, it is now indisputably number one in the trade. In the Visual Media department, United Cinemas Co., Ltd., which operates cineplexes, is showing a growth spurt due to buyoffs and its partnership with the Herald Group of Japan.

To train personnel in promoting and furthering these various projects, we are dispatching students and trainees overseas, as well as incorporating outside resources. We are also working to create a "flat" organization so that information can be relayed smoothly and seamlessly.

How are you realizing "Prosperity and Dreams"?

In today's society, IT infrastructure such as the Juki Net (resident registry network) and online banking is fast becoming a necessity—and we support this infrastructure with our IT solutions. Cellular phones become more and more advanced and convenient each year, and I feel that our highly sophisticated electronic materials have much to do with that. In CATV, advancements in the digitization of broadcasts have made possible two-way VOD (Video On Demand) service, which enables viewers to watch whatever they want, whenever they want. Convenience and user-friendliness are ever increasing.

To contribute to the establishment of a reliable, powerful infrastructure in this highly computerized society—this is the challenge for which we strive night and day, in the belief that accomplishing this mission will lead to our "prosperity and dreams."

The Mecca of Making Things

The Chubu Regional Business Unit (CRBU) operates local businesses across seven prefectures in the Tokai and Hokuriku regions, as well as Nagano and Niigata Prefectures. We spoke with CRBU General Manager Katsuichi Kobayashi, who is in charge of the central Japan region, also known as *monozukuri no mecca*, the "Mecca of Making Things."


BLANCO
ECO

Among our locales of business, the Tokai area in particular is home to Toyota Motor Corporation and its group parts maker, as well as to Suzuki, Honda, Yamaha, and so on—all the big, vital automakers that pull the Japanese economy. In addition, Kameyama in Mie Prefecture is home to several home electric appliance manufacturers, notably Sharp, and thus the Chubu region is known as the "Mecca of Making Things." Our company is fortunate to work with many of these companies.

I have been in the automotive business for 34 years, ever since joining the company in 1968. During this time I have become associated with virtually all automakers worldwide and witnessed firsthand the economic strength of Japan's own. When I became General Manager of the business unit three years ago, there was concern that the industry was hollowing out. However, extreme efforts on the part of manufacturers—including cost cuts of 30% (called "CCC21")—and increased exports due to a more global approach to overseas markets eventually saved the day. Japan's strength at "making things" is once again in the spotlight. I strongly feel this, having seen the present leaps of Toyota, Suzuki and others toward winning global share.

Areas Covered by the Chubu Regional Business Unit


Toyama Branch Office
Chubu Regional Business Unit
Shizuoka Branch Office
Hamamatsu Branch Office



Ecodrive by Miyama, Inc.

Growth on Wheels

Our trade with the automobile industry is expanding thanks to a strong automobile market, especially overseas. These days roughly 50% of sales are related to autos in some way. In addition, sales of hybrid vehicles(VH) are expected to reach 160,000 in FY2004—twice as many as the previous year.

Our products range from steel plates, aluminum and resin to the metal molds used to press parts. We also handle hoods and hatches for HV as well as the aluminum inverter covers, magnets and wire coils in their motors.

So our operation is a deep and healthy one. We need to diversify, however, to stabilize revenues, and are therefore pursuing new products. One example is Ecodrive, developed by Miyama (headquartered in Nagano). This onboard unit computes the most


BLANCO BLANCO

Samson Co., Ltd.

direct, and hence economical, route to a destination and informs the driver both visually and aurally. It is an outstanding product that won the Natural Resources and Energy Director-General's Award in FY2003 for helping to reduce fuel consumption.

Inquiries have poured in about Ecodrive, and we are feverishly working to promote the unit. Current negotiations center around establishing a domestic sales infrastructure while simultaneously studying the feasibility of deployment to Europe and China. Given the universal appeal of its fuel-saving nature, we think Ecodrive has great potential as a new pillar of revenue.


Katsuichi Kobayashi, Managing Executive Officer and General Manager, Chubu Regional Business Unit

New Routes to Profit

In line with our medium-term AG Plan for 2005–06, we will further enhance revenue by expanding our existing automobile- and aerospace-related core businesses.

Merely cultivating these "cores," however, is not enough. Since our business unit depends heavily on the automobile industry, our task is to come up with ways to expand into other fields in the future.

One example is a pet-care business we plan to launch in partnership with an established pet enterprise; negotiations have entered the final stages.

Another—also representing an entirely new field for us—is our investment in beauty-salon chain Samson (headquartered in Gifu). Samson enjoys the second largest share in Japan, and we see the investment as a great opportunity. Several joint projects have been launched: a beauty-salon chain in China, and peripheral businesses targeting Samson's existing customers. The first salon in China is scheduled to open around late April.


Central Japan International Airport (Centrair)

Flexing Our Strength

So long as the Chubu "Mecca" prospers, we can say that our business is basically stable, but any great leap forward will require us to become more involved in each maker's global deployment.

By the way, Toyota used to invite many suppliers (mainly manufacturers) and only one affiliate trading company to their wholesalers general meeting, but to this year's meeting on Mar. 17, Sumitomo and two other trading companies were invited and asked to help in global business deployment. This shows that our integrated corporate strength is in demand, and that today, with prices of iron and aluminum rising steeply, we are expected to propose things from a long-term standpoint.

Aware of the need to keep abreast of the relentlessly changing auto industry, we are holding such activities as Kaizen Team and *Nandemo Yaromaikai* ("Let's do everything") in our business unit.

Kaizen Team began in January 2004. Its aim is a *kaizen undo* (improvement campaign) for "doing matters well as a matter of course."

Yaromaikai was formed in August 2004. Through this activity we are all to take greater interest in businesses other than our own, whilst tackling projects both cross-departmentally and as one organization so as to better exercise our integrated corporate strength.

These initiatives are deepening our awareness of the necessity of integrated corporate strength in everything we undertake. As a result, various projects are in progress, all holding great potential: a steel and steel pipe-related processing center; a Boeing 787 aircraft-related operation; a SCM (supply chain management) business for importing aluminum raw material; and more. This is in addition to the aforementioned Ecodrive and pet-care businesses.

These sorts of projects require absolute cooperation from the units and departments involved. We intend to continue broadening our perspective to make full use of our integrated corporate strength in our dealings.

Year of the Megaproject

As you know, our region is the site of two recent megaprojects: the Central Japan International Airport (Centrair) and Expo 2005 Aichi Japan. Centrair, which was inaugurated on Feb. 17, is a convenient 24-hour facility. Flight traffic has already grown from the original 280 plus flights a week and is expected to eventually reach about 330, exceeding the original goal of 300.

What makes this airport special is that it was designed not only for travelers but for the general public as well. Within this so-called "sky town" one finds dining facilities, a wedding hall, shopping centers, even a bathhouse—all, of course, in addition to the airport services one would expect.



Our business unit, together with three other companies including a cement maker, received the order for all 700,000 cubic meters of ready-mixed concrete that went into Centrair, which we delivered in late 2004.

Meanwhile, Expo 2005 Aichi Japan runs for the six months from Mar. 25 to Sep. 25. This commemorative expo, the first of the 21st century, has as its theme "Nature's Wisdom"; all pavilions have been designed to somehow reflect "co-existence with nature." A total of 122 countries and five international organizations are participating in the expo, and some 15 million guests are expected. Please be among them.

Also at the expo, a next-generation Electronic Toll Collection (ETC) system called Dedicated Short Range Communication (DSRC) will be demonstrated. This device lets you pay at parking lots just as when passing through ETC gates on the highway, using an ordinary IC credit card. We developed the system together with the manufacturer and major credit companies. The demonstration will be held at 19 parking spaces, 17 of which will use our system. I look forward to the results of the demonstration.

Expo 2005 Aichi Japan
(2005 World Exposition, Aichi Japan)



Flowchart of Automatic Payment System for Parking Lots


ENTRY
No parking tickets necessary.
Press button to agree to terms.
DSRC
IC card
Parking
DSRC
IC card
EXIT
Usage time and fee are displayed.
Exit is quick and easy.
DSRC
IC card
Payment data
Settlement Processing Unit
Payment data
Credit card company
Transaction server

Huge Potential in Hokkaido

Sapporo, home to Sumitomo Corporation Hokkaido headquarters, is a popular tourist destination. From the office you can see the *Yosakoi Soran Matsuri* (traditional dance festival) in summer and the Sapporo Snow Festival in winter. In summertime, Odori Park becomes a huge beer garden to which Sumitomo employees, along with tourists, go almost daily.

Sumitomo Corporation Hokkaido was formed in April 2000 when Sumitomo Shoji Machinex Co., Ltd. joined with Sumitomo Corporation's Hokkaido branch. Almost five years later, the company is going strong.



The staff at Sumitomo Corporation Hokkaido

Catering to Climate and Culture

We are currently focusing on color sorters produced by Anzai Manufacturing Co., Ltd. This device filters out discolorations, pebbles and other foreign matter from polished rice and soy beans by sending up to 1,500 grains per second down a chute and using air to shunt aside extraneous objects.

Since Anzai entered the Hokkaido market in 1991, our machinery division has become the sole distributor there and delivered more than 400 rice sorters, mainly to agricultural cooperatives. We anticipate replacement orders in the future.

Our Consumer Goods & Services Division, meanwhile, has tied up with a major Hokkaido furrier and currently sells Chinese mink stoles through Group company Jupiter Shop Channel Co., Ltd., a TV shopping channel. Last November, Jupiter set new one-minute sales records; we are refining the quality to boost sales even further. The division also produces health-food products made with Hokkaido-grown ingredients, and Monlune, a cosmetics line by Mon-Kagaku Kenkyujo K.K. made with salmon collagen. Monlune sales are now expanding in Japan as the benefits of salmon collagen—versus animal collagen and its attendant BSE issues—become apparent. Another unique and innovative enterprise is the export of Hokkaido-grown *naga imo* (Japanese yams) to Taiwan.

Our Metal and Construction Division joins Sumitomo Corporation's Steel Sheets Dept. in operating Hokkaido Shirring Kaisha, Ltd. This company, now the largest steel service center in Hokkaido, delivers pipes and other steel products daily to customers in the Kitami and Obihiro regions. Lastly, our Environmental Facility Division is busy selling an ozone-based drainage purification system to whiskey factories.

Hunting for Business

While Hokkaido accounts for 25% of Japan's total farmland and fishing hauls, its gross production amounts to only 3.7% of the national figure. Industrial shipping comes in at 2%.

The Hokkaido economy developed around public projects due to its unique history, but as these are scaled back due to cost reductions, industries such as civil engineering are suffering. With few manufacturers, capital investment is minimal. And there is a deep economic gap between the rural areas and Sapporo, where the population is concentrated.

We are constantly reminding ourselves not only to introduce businesses to Hokkaido, but also to create and develop "home-grown" businesses there. With this in mind we fly around the prefecture hunting for opportunities.

To everyone around the world—drop us a line if you are interested in Hokkaido. We will be happy to provide you with an outstanding, competitive product.

—Sumitomo Corporation Hokkaido Co., Ltd.



Odori Park, home of the Sapporo Snow Festival

Snow sculptures take many shapes.

For better understanding of Sumitomo Corporation—Our IR Activities

Against a backdrop of unwinding cross-shareholdings among private companies and increase of foreign and individual investors, Corporate IR activities are on the march. We spoke with Managing Executive Officer and General Manager Susumu Kato of the Corporate Planning & Coordination Office about Sumitomo Corporation's IR activities.



Susumu Kato, Managing Executive Officer, and General Manager, Corporate Planning & Coordination Office

SCN: What exactly is Sumitomo Corporation doing in the area of IR?

Kato: Well, we believe that IR activities are a management task of paramount importance. Our IR Department, launched in December 2000, now has 11 employees, four of whom also work in Accounting Controlling, Finance and Corporate Risk Management. We also work closely with the Corporate Planning & Coordination, Corporate Communications and Planning & Administration Departments of each Business Unit; and each month we convene the IR Committee, made up of board members and general managers of Corporate Group, to review the progress, decide policies and so forth. We can say that, just like in any business, teamwork and communication are the cornerstones of effective IR.

Our activities are diverse. We hold large meetings for investors and analysts and also meet them on a one-on-one level. We explain management plans, business activities and financial results, hold Q&A sessions, exchange opinions, and basically work to promote investors' understanding of Sumitomo Corporation. Last year we held some 350 meetings in Japan and overseas, including road-show meetings of our 100-billion-yen global offering in July, 2004. Our duties also include responding to credit rating agencies, issuing annual reports, and transmitting information through our website.



Individual investors meeting held in Sapporo





Group meeting in London hosted by President & CEO Motoyuki Oka

SCN: Are there special points you are currently focusing on?

Kato: Yes. Since 2000, overseas investors have been purchasing more and more Japanese stock, and management—including our President & CEO, CFO and myself—has been visiting them constantly spending about a week each time having both group meetings and one-on-one meetings. Our visits are to the U.S., U.K. and elsewhere

Changes in Investor Ratio


End of Sept. 2004
48.5%
11.8%
28.5%
11.2%
End of Mar. 2003
49.1%
15.0%
26.0%
9.9%
End of Mar. 2002
51.5%
17.4%
19.4%
11.7%
Financial institutions
Other corporations
Overseas
Individuals and others

in Europe and Asia, total 4 or 5 times every year.

The *sogo shosha*, or integrated trading company, is a business entity unique to Japan. Foreign investors used to comment that they didn't really understand what we are doing, but I believe their understanding has deepened through our repeated explanations over the years. Our data shows that as of September 2004, the ratio of overseas shareholders rose to 28.5%. Breaking down by country, the U.S. and U.K. together, where large investors are located, account for almost 70% of total overseas shareholders. Recently, shares in Singapore, Hong Kong and Australia are increasing.

Meanwhile, the ratio of individual shareholders remains unchanged at around 11% , and we believe that there are several reasons behind this. Those are such as, unlike home appliance or food manufacturers, the sogo shosha is unfamiliar to the general consumer; our diverse business range makes it harder to grasp.



So, to increase our individual shareholders, we decided to strengthen IR activities for individual investors. As a first step we held meetings at eight major cities in Japan, from January through March. Our aim has been to make more people aware of who we are and what we do, and hope them becoming our fans. We carried out questionnaire surveys at these meetings and plan to incorporate the results in future IR activities.

SCN: Please touch on recent news.

Kato: At the 7th NIKKEI Annual Report Awards sponsored by *Nihon Keizai Shimbun*, our Annual Report 2004 placed second out of 91 entrants and won an Excellence Award. Judges commented that the report read exceptionally well, clearly conveying what the company is aiming and how it changed. Other comments were such as; good impression on having a strong consciousness of contribution to society, high quality with well organized rich information, and detailed segment information are convenient for understanding the company. I think our continuous efforts to create easier-to-understand reports have paid off. Last fall, we overhauled the Investor Relations section on our website, enriching information and improving usability.

For these and other IR tools, we will pursue clarity, ease-of-use and rich content so that all stakeholders can better understand Sumitomo Corporation. SC


ANNUAL REPORT 2004
Entering a New Stage

Annual Report 2004

What Is IR?

Investor relations is defined as a strategic management responsibility that integrates finance, communication, marketing and securities law compliance to enable the most effective two-way communication between a company and the financial community and other constituencies, which ultimately contributes to a company's securities achieving fair valuation. The process of marketing a company's stock involves identification of the target audiences (institutional, individual and employee investors and analysts) who might have an interest in investing in or analyzing the company's securities and presenting historical and prospective information about the company to enable them to make an informed investment decision or recommendation.

Investor Relations section on our website


Sumitomo Corporation

Taisei Coins Corporation

Taisei Coins Corporation is the only specialized trading company in Japan that deals in the latest coins from all over the world

Taisei Coins is the only company in Japan to be designated by the mints and central banks worldwide as a distributor of collectible coins in Japan. Originally called Taisei Stamps & Coins Co. and a dealer in collectible stamps and coins, the company was renamed Taisei Coins Corporation in 1994 and relaunched as a Sumitomo Corporation Group company specializing in coins.

The Japanese market for collectible coins has been expanding since the issuing of the 2002 FIFA World Cup commemorative coins. Since then, Japan Mint has been very active in issuing commemorative coins, and coin collecting in this country has become increasingly popular. Events such as the Tokyo International Coin Convention, one of the largest such conventions, is held in the Royal Park Hotel in Hakozaki, Tokyo every year, and a sturdy market has been created.

Developing a Unique Product

Sales are being conducted under two divisions in our company: the Corporate Business Division that sells to financial institutions, department stores and TV catalog retailers, and the Direct Business Division, which sells both new and old coins to private collectors and enthusiasts via direct mail and the Internet. In the Corporate Business Division, we have sales promotions targeted at financial institutions nationwide twice a year. In January 2005 we promoted the Bicentennial Napoleonic Coronation Euro coin, which we sold on consignment to 52 banks Japan-wide. In the Direct Business Division, we publish a catalog, the *Coin Challenger*, which contains information on newly issued coins and which we send twice a month to our 10,000 members, many of which are repeat customers. In addition to this catalog, we publish the *Taisei Coin Monthly*, a magazine containing news from various mint authorities from around the world about their latest coins, and detailed tips on purchasing and collecting coins.


The new showroom at our main office.


Edo Sumo Nishiki-E Coins

What we sell the most are commemorative coins from major events such as the Athens Olympics and the 2002 FIFA World Cup Korea/Japan. Big events like these are not held every year, however, so our sales figures vary greatly from year to year. To smooth out the difference and sustain profits, since 2002 we have been developing our own original product line. As our first product, we created the *Pokémon* coin, and launched a division within our company solely for the creation of original coins. Since then we have released several new original coins such as the *Tetsuwan Atomu* (Astroboy) commemorative coin in 2003, the *Hello Kitty* coin in 2004, and the *Edo Sumo Nishiki-E* Coin in 2005.

Brand-New Showroom

Last October, we doubled the floor space of our headquarters in Hacchobori, Tokyo and opened a proper showroom to display many rare coins such as the Tensho Naga-ooban, which is regarded as the world's largest gold coin, and many other vintage and historic pieces as well as brand new coins from around the world. It is an enjoyable space for collectors and non-collectors alike, so please come see our collection when you are in the vicinity.

This April, we will reorganize our seven divisions and create a four-group structure: an Information & Planning Group specializing in product development and information collection, a Sales Group specializing in sales and promotion activities, a Material Control & Trade Group to support the Sales Group, and a General Administration Group. With these four groups, we hope to become more agile in realizing our sales agendas and in serving our customers.


Bicentennial Napoleon's Coronation Coins

COMPANY PROFILE

Name: Taisei Coins Corporation
President: Toru Iwamura
Address: Nishino Kinryo Bld. 4F, 4-9-4, Hacchobori, Chuo-ku, Tokyo
Telephone: +81-3-3297-8222
URL: http://www.taiseicoins.com (Japanese)
Business: New product development and import and sales of foreign coins


recycle

Pet Bottles: The Perfect Closed Cycle

Plain Talk

The light, unbreakable and ultrahandy PET bottle—where would we be without it? In Japan, where much research has gone into how to best recycle PET bottles, a new discovery called the AIES Process is creating a stir. Read on to find out how this wondrous technology transforms discarded PET bottles into brand-new ones.

Plain Talk

It came as a great surprise when, almost 10 years ago, it was announced that PET bottles could be recycled into "fleece" for clothing. Nowadays, it is well known that recycled PET bottles go into everything from shirts and suits to stationery and egg cartons.

There was only one thing, it seemed, that could not be made from a post-consumer PET bottle: another PET bottle. This was because the material you end up with after crushing and melting the bottles is not sufficiently pure.

However, a new method finally makes it possible to "reproduce" a new PET bottle from an old one. This method, which immediately caught Sumitomo Corporation's attention, is called the AIES Process.

To begin with, it might be helpful to know that PET stands for polyethylene terephthalate, a high polymer compound. To create PET, a chemical reaction is initiated between terephthalic acid (TPA; made from petroleum) and ethylene glycol (EG), producing an interim substrate called bis-2-hydroxy-ethylene-terephthalate (BHET). More than 120 of these substrates are combined to produce PET.



The unique thing about the AIES Process is that, if ethylene glycol is added when melting the bottles, the substance becomes the interim BHET substrate once more. The BHET is then purified and reverted to PET material. In this way, the AIES Process allows post-consumer PET bottles to be remade into containers as safe and as "pure" as the originals made from petroleum.

While the procedure itself—simply reversing the regular manufacturing process—may not seem complicated, it required some highly sophisticated know-how and technology.

As opposed to conventional recycling methods, known as "material recycling," the AIES Process might be called "chemical recycling." It is an innovative and practical technology that, as its name implies, takes advantage of a material's chemical constitution.

Old PET, New PET

In conventional recycling, PET bottles can only be recycled once, and goods produced from them must be either buried or burned when discarded.

Chemical recycling is different. The source material for PET bottles is limited to old PET bottles. If petroleum was used in the earlier stages of production, recycling can continue almost perpetually due to the presence of TPA. It is the ultimate recycling process, one that makes best use of the planet's precious resources.

AIES Co., Ltd., the company that developed the AIES Process, established PET Rebirth Co., Ltd. to commercialize their knowledge. In March 2004 their first AIES Process plant opened in Kawasaki.

Around 27,500 tons of PET bottles (approximately 900 million 500-milliliter bottles) are processed at this plant each year, yielding 24,500 tons of PET raw material.

As you can see from the figures, the weight of the recycled material almost equals that of the source material (minus the caps and labels). What this means is that a new PET bottle is produced from each old one; almost nothing is wasted.

Moreover, the process requires only half as much energy as producing brand-new bottles from petroleum. The efficient AIES Process is therefore less harmful to the environment.

At Sumitomo Corporation, we see this recycling technology as a key to new business in this, the "century of the environment." On the same day that the Kawasaki plant began operations, we announced our capital and business alliance with AIES Co., Ltd.

In Search of Applications

A recent bestselling PET bottle-based product is "Iemon," a Japanese tea from Suntory. The reason for its success is the bottle's unique shape. PET material is extremely flexible and can be molded into almost any form. It also lends itself well to things like multilayering, coloring and printing directly on its surface.

These techniques have not been pursued much so far, however, and for a reason.

It goes back to the issue of recycling technology. In conventional material recycling, it was difficult to repurpose these fancy, specialized bottles. That is why in Japan, where recycling is highly encouraged, simple, uncolored bottles have been preferred in most cases.

On the other hand, in Europe and the U.S., 30 to 40% of PET bottles on the market are colored. These countries also have been reliant on the "material recycling" method. It follows that, while more than 60% of PET bottles in Japan are collected for recycling, the rates in Europe and the U.S. are much lower—only 20 to 30%. Non-recyclable bottles are generally used for landfill or are combusted, raising environmental concerns in these countries.

With the AIES Process, which decomposes material chemically, any type of PET bottle becomes recyclable. This is one of the process's most outstanding features—and one reason why it is attracting attention as a viable replacement for existing PET recycling methods.

Since the AIES Process can handle the sort of colorful, fancy-shaped bottles that the conventional recycling process could not, the previously homogenous PET bottles of Japan are becoming more colorful and stylish. Contributing to environmental conservation while providing interesting new products—this is a "win-win" proposition and one that signals the coming era of eco-business.

Film and Fabric, Too

As awareness of the importance of recycling increases around the world, we feel that the time is fast approaching when Sumitomo Corporation can exercise AIES's engineering ability and the corporation's overseas networking and organizational skills.

Challenges remain, however, that the recycling industry must tackle as a whole.

Japan's total PET bottle recycling capacity is currently 300,000 tons, including both "material" and "chemical" methods. However, the actual amount collected by local governments for recycling is less than 200,000 tons. What this indicates is that recycling capacity is far greater than supply, despite the fact that the quantities of bottles produced and collected are on the increase.

According to some newspapers, one explanation for this may be that, in the past year or two, discarded bottles are increasingly being sold at high prices to China, where demand for recyclable material is rising steeply.

Such issues endanger the basis of the recycling system we have worked so hard to establish. We, as well as the government, must consider tactics to address this problem.

Last but not least, the AIES Process is applicable not only to PET bottles, but also to various polyester-based materials such as film and fabrics.

From bottle to bottle, fabric to fabric.

To help build a society that is cyclical in the truest sense—this is what our business is all about, and we are proud to be part of the cycle.

This article was written with the cooperation of Asia Section No. 1 Manager Itaru Sato of Information, Telecommunications & Industrial Project Dept. No. 3



Related Businesses

A new recycling system involving Norway's Tomra Systems ASA's "RVM" (reverse vending machine for cans and PET bottles)

— Hideki Kaneoka, Manager of Environment & Facilities, Facilities & Systems Dept.

Sole distributorship to domestic and overseas locales of high-purity BHET mass-produced through the AIES Process

— Masateru Nakahata, General Manager of Organic Trade & Development, Organic Chemicals Company, Sumitomo Shoji Plastics Co., Ltd.

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

Soak Up the Souk

CAIRO

by Maged Abd ELbaky



Before even entering this place, you start to smell the fragrance of history.

It's Khan al Khalili Market, the place where feelings ignite and eyes twinkle.

Khan al Khalili is a fascinating bazaar in the middle of old Islamic Cairo that was built in the 10th century. Most people, especially tourists, can't resist its beautiful, colorful designs built over hundreds of years of vibrant history.

You can find crafts and handmade souvenirs here as well as oriental specialty restaurants offering many kinds of tasty food.

I love to hang around in Khan al Khalili with friends, enjoying tasty food, sitting in old coffee shops or browsing the souvenirs.

You can also find the most treasured place for tourists, the El-Fishawi Café (or Cafe of Mirrors), which was once a meeting place for local artists and is still frequented by the Nobel Award-winning Naguib Mahfouz, one of Egypt's most famous authors. Mr. Naguib Mahfouz admitted himself that most of his marvelous novels were inspired by the El-Fishawi Café.

The bazaar's interior is a maze of small artisanal shops that sell everything from cheap ornaments to expensive hand-made furniture and carpets. If you come to Egypt and decide to go shopping in Khan al Khalili, shop carefully and be sure to bargain. Clothes are cheap, spices are of good quality and affordable, and souvenirs are available at better prices than in hotel lobbies. Jewelry is a matter of taste—some might find the work a bit too crude.

But most of all, this is the best place to soak up the color of Cairo and to people-watch. Once you step inside and experience the sights, sounds and smells of Khan al Khalili, you will never forget it.





The Khan al Khalili Market stretches out like a maze.

Stairway to Heaven

TORONTO

by Pierre Lemire



I haven't yet climbed Mt. Everest, but I've climbed a modern wonder in Toronto. The CN Tower, at around 553 meters, is the world's tallest free-standing tower.

Situated on the northern shore of Lake Ontario, the tower has been classified as one of the Seven Wonders of the Modern World by the American Society of Civil Engineers. (Others include the Golden Gate Bridge in San Francisco and the Panama Canal.)

The tower, originally designed as a communications antenna used to transmit television, radio and microwave signals across the country, has become a major tourist attraction. The CN Tower has the world's highest observation deck. The daring can step out onto a structure that allows them to literally walk on air approximately 450 meters above the ground!

The CN Tower also boasts the world's longest metal staircase and hosts two Stair Climbs each year that together attract over 20,000 people and raise over $1.5 million for charity. I was one of those 20,000 people in 1998. I remember that day as clearly as yesterday: I stood with my teammates from work in the hollow centre of the tower, staring up at the 1,776 (!) steps we would climb. It is difficult to describe the burning sensation you feel in your thighs and the rawness of your lungs as you race up the stairs of this awesome tower. The sense of accomplishing such an intense physical challenge, and for a worthy cause, is a great feeling.

If you visit Toronto, don't miss the CN Tower — or if you want to test your physical endurance, visit during the Stair Climb challenge… I'll be cheering you on from down below!



The CN Tower is the world's tallest free-standing tower.

Mecenat Awards 2004

Fostering Young Musicians

Our support of the Junior Philharmonic Orchestra (JPO) was recognized by the Association for Corporate Support of the Arts, Japan (Kigyo Mecenat Kyogikai) at the "Japan Mecenat Awards 2004," where we received the Mecenat Award for Fostering Musical Talent.



音楽人材育成賞

Senior Managing Executive Officer Shuji Hirose accepting the trophy

Our efforts were recognized on two counts: for fostering young musical talent, and also for having a support structure in place both in Japan and abroad, thanks to the cooperation of our overseas employees.

Senior Managing Executive Officer Shuji Hirose accepted the trophy at the commendation ceremony held in Tokyo's Aoyama Spiral Hall in December 2004.

International Acclaim

The JPO was founded in 1972 by the late conductor Tetsuo Tsukahara to help young and upcoming musicians. The orchestra started out with 86 musicians ranging from primary schoolers to university students.

Since then, the youth orchestra has performed close to 300 concerts under the baton of the late Naozumi Yamamoto. There are currently some 120 members. Recently the JPO performed for a goodwill concert at the Young Praha (Prague) International Music Festival in the Czech Republic. At this concert, the JPO received a standing ovation—high praise on the continent where classical music was born.

In the 33 years since its creation, the JPO has benefitted close to 1,000 students, many of whom have gone on to become professional musicians.

More Than Music

Sumitomo Corporation has been supporting the JPO since 1992, and furthermore provides a venue in the form of the "Sumitomo Corporation Young Symphony Concert," which has been held 34 times.

Since orchestra members are young and range widely in age, they learn not only about music but also how to work well with others, and thus grow as people. This point—of fostering not only good musicians, but good members of society—was noted during the presentation of our Mecenat Award.

If Sumitomo Corporation's support helps to encourage young music lovers, and if this encouragement leads to greater public appreciation of music here in Japan, then our corporate principle of "achieving prosperity and realizing dreams" will be satisfied. We intend to continue supporting the orchestra with these hopes at heart.

—Corporate Communications Dept.


The Junior Philharmonic Orchestra

Yangon

WHERE WIVES RULE THE ROOST

Eyeing couples sitting side by side on a bench or strolling along the beautiful Inya Lake in Yangon, the Burmese capital, my longtime Myanmarn friends lament that ethics and morality in their country are being destroyed. Perhaps their laments are justifiable. When I was first stationed in Yangon in the 1980s, it was extremely rare to find a young man and woman walking down the street together. To ask someone out on a date was basically the equivalent of proposing marriage. Today, in the 21st century, colors from a myriad of foreign cultures are having their effects on Myanmar.

Hen-pecked Husbands

The "firm bond," however, between married couples is as it has always been. From formidable-looking ministers to newlywed businessmen, married men in this country are all victims of hen-pecking from their wives. Even from a Japanese standpoint, I think they are submissive husbands.

Even on his boss's orders, no husband can say to his wife, "I'll be eating out tonight" and hope to get away with it. Men at my office get calls from their wives when it gets a bit late, and even when they still have work to do and must stay overtime, they end up telling their wives they'll be right on their way, as a quick fix. What's more, in dual-income households, the wife's earnings belong to the wife—and so do the husband's earnings .... The wife acts as "Minister of Finance" in households across Myanmar.



A Myanmarn wedding

Ingratiating yourself with married men in Myanmar is easy. Simply discuss how much you fear your wife, and how low your monthly allowance is. This is obvious proof that the famous and supposedly untrue saying that "any married man who takes three steps out of his house is single," is indeed untrue.

Husbands Get the Boot

How did it get to be this way?

First of all, Myanmarns have no family names. Marriage and divorce have no effects on their names. Secondly, marriages in Myanmar have no relation to religion—once *amour* between the couple has faded, they will move right on to divorce or separation without a second thought—or any thought, for that matter—to any kind of Buddha.

In addition, assets such as estates tend to be inherited by daughters instead of sons. This is due to the fact that, although the country is poor, it is almost 100% self-sufficient in food, and when it comes down to it, boys need only become priests or soldiers to have access to an ample supply of food. I myself have come across many cases where lease contracts were signed, after long negotiations with the landlord, by the wife rather than by the husband.

On Great Terms

It seems to follow that when a married couple separates, it is more often the husband who gets kicked out of the house, and fearing this he treats his wife better. Perhaps Myanmar owes its impressively low divorce rate to this marriage style. Most couples are enviably close. The sight of an elderly couple making their early-morning pilgrimage to the Golden Shwedagon Pagoda is peaceful and purifying.



The Kyaikhtiyo (Golden Rock) Pagoda

To all you male readers out there—in honor of the Myanmarn way of marriage, love your wife more and lead a happy married life!

—Masateru Yamato,
Myanmar Sai Steel Industry Co., Ltd. (Yangon)



The Golden Shwedagon Pagoda in the capital, Yangon

EDITORS' NOTE

Starting with this Spring 2005 issue, SC NEWS will be distributed widely to our shareholders as well as our customers. We hope that more and more people will gain a better grasp of Sumitomo Corporation and its businesses, projects and activities.

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku
Tokyo 104-8610, Japan
e-mail: info1@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

Printed on recycled paper
Printed in Japan

NEWS

No. 155 Summer 2005



CONTENTS

Sumitomo Corporation

Much More Than Just Chemicals

Nobuo Kitagawa, General Manager, Chemical Business Unit

*Each of the nine business units of Sumitomo Corporation is developing business that maximizes the company's integrated corporate strength. Our short interviews with the General Managers of these business units reveal their passion and strategies. This fifth installment introduces the Chemical Business Unit led by General Manager **Nobuo Kitagawa**.*

What main products are handled by the Chemical Business Unit?

Inorganic chemicals, such as battery materials, sulfuric acid and soda ash, as well as chemicals for electronic material, pharmaceuticals, biotechnology-related chemicals, agricultural chemicals, plastics and organic chemicals—those are the main fields. Glass made from soda ash is used for TVs, LCDs, automobiles and by the construction industry, and electronic-material chemicals are used in semiconductors and other components for cell-phones and personal computers. The Chemical Business Unit supplies raw materials to a wide range of industries.



How is your business unit exercising its integrated corporate strength?

In April we restructured our organization by narrowing it down to three key fields—basic chemicals, electronic and performance chemicals, and life science—in order to maximize our integrated corporate strength.

The Chemical Business Unit has a strong relationship with other business units and products and thus many opportunities to flex its integrated corporate strength.

We build supply chain management (SCM) systems and deliver raw materials to the tenant companies of industrial parks developed by the Financial & Logistics Business Unit; we provide such products as chemicals and specialty gases to semiconductor, LCD and battery manufacturers, which are customers of the Electronics Division. In July we will start marketing pet products made by The Hartz Mountain Corp.—a major U.S.-based manufacturer we acquired last year—on the TV shopping program of Jupiter Shop Channel, a subsidiary of the Media, Electronics & Network Business Unit.

You are making strategic moves with an eye to the future in each field.

Yes. In the basic chemicals field, we established a means of securing raw materials and transporting them on our own ships, thus creating a system less vulnerable to market trends and steep rises in fares.

In the electronic and performance chemicals field, we established an SCM for electronics, performance and battery materials, targeting IT-related industries. We are working to further our business in contract manufacturing. Also, in response to global warming, we are focusing on the emission-credit trading business.

In the life science field, we have embarked on new drug development, in addition to our existing businesses in the pharmaceuticals sales and drug development support. In the health care field, our business in electronic medical records has started to take off, and we are eyeing possible entry into hospital management. Within the agrochemicals area, we have set up Summit Agro Europe and are strengthening our local sales organization there. And we will grow the pet care business around The Hartz Mountain brand.

How are you realizing "Prosperity and Dreams"?

Chemicals form the basis of products that are indispensable in our daily lives. Pharmaceuticals contribute to promoting people's health, agricultural chemicals to securing food, and our pet business helps to heal people's hearts.

To contribute to prosperity around the world—this is the "prosperity and dreams" that we in the Chemical Business Unit would like to realize.

Supporting the Strategies of the Sumitomo Corporation Group

Sumitomo Corporation, which conducts business worldwide in every conceivable industry, has advanced information-gathering capabilities and a system to analyze and study the data, all of which supports its regional and business portfolio strategies. We spoke with President Masanori Banno of the Sumitomo Shoji Research Institute, Inc. which is responsible for carrying out these functions.



Sumitomo Shoji Research Institute, Inc. was established in April 2004 as a think tank for Sumitomo Corporation and its Group companies. Its main functions are to research, analyze and study domestic and international politics, economics and trade, and to support the Sumitomo Corporation Group in drawing up regional strategies as well as the larger portfolio questions of which businesses to enter.

Previously, these types of tasks were handled at Sumitomo Corporation by departments such as the Regional Strategy & Coordination Dept. and Information Analysis & Research Dept. Sumitomo Shoji Research Institute, Inc. was created as an independent company by integrating the research and analysis functions, hitherto dispersed within the company, that looked at regional strategies, macro-economics, political and trade issues, industry trends and business portfolio strategies, and by adding coordination functions for new technology issues, so as to create a system that could provide the most advanced information in the timeliest manner.



President Masanori Banno

Product Strategies & Regional Strategies Supporting AG Plan


2005–2006 Medium-term Management Plan
AG Plan
Product Strategies
Regional Strategies

A Group-Contributing Think Tank

There are four types of *sogo kenkyujo* ("multidisciplinary research institutes"), or think tanks: the group-contributing type, which supports the business of a corporate group; the revenue-pursuing type, which markets its research findings to outside organizations; a type between the first two; and a policy-recommendation type, which is most common among independent administrative agencies working with the government.

Sumitomo Shoji Research Institute is a group-contributing think tank; its mission is to contribute to the expansion of earnings of the Sumitomo Corporation Group. To fulfill our mission, we continuously acquire special expertise, enhance our analytical skills, upgrade our functions as a think tank, and improve our ability to promptly transmit data and research results to each business unit and Group company. Our activities have become more flexible than when we worked within Sumitomo Corp. For example, as an affiliated company belonging to the Human Resources Development & Information Management Group, we employ highly specialized analysts that meet our own standards.

Focused Frontier

As a part of creating regional strategies for the Group companies, we conducted a worldwide study entitled "Focused Frontier." This was a study of countries and regions offering potential business oppor-

tunities. Countries and regions were ranked by a detailed analysis of quantitative data such as GDP, growth rates, foreign trade balance, debt-service ratio, market size, growth potential and market stability, as well as qualitative data such as political conditions and regional alliances with other nations. As a result, we concluded that the most promising regions were Russia and other CIS countries and India.

Until now, there was a tendency to put product strategies ahead of regional strategies—with the result that the two often did not coincide. We must therefore blend the two strategies and share a common strategy as the Sumitomo Corporation Group if we are to conduct efficient, effective business and improve profitability. To address this problem the Globalization Promotion Committee was set up within Sumitomo Corp. and together with the Global Strategy and Research Dept., we act as the committee secretariat.

A structure whereby investment decisions regarding the allocation of management resources are made only after comprehensive management strategies are formulated—after the outlines of a global strategy are established, regional strategies are formulated and merged with the product strategies of business units—has thus been established.


Sumitomo Corporation
Economic Trends
VIEWPOINT
Hay Fever Season
経済動向

Economic Trends
Keizai Doko (Japanese version)

Contributing to Improved Earnings of Sumitomo Corporation Group


Regions
Metal Products
Transportation & Construction Systems
Machinery & Electric
Financial & Logistics
Sumitomo Shoji Research Institute
Materials & Real Estate
Consumer Goods & Service
Mineral Resources & Energy
Chemical

Looking Ahead Ten Years

To support strategy planning by business units, we provide our own economic outlook, adding our own analysis to statistical data. As a part of this service, we announced our economic outlook for 2005 in December last year.

We also carry out research and studies on promising business from the standpoint of an integrated trading company. The Sumitomo Corporation Group is presently implementing the AG Plan, the medium-term management plan for FY2005–2006. By focusing on achieving their two-year business targets under the plan, there is a tendency among business units of spending less time thinking about strategies beyond that period. For this reason, in May, we put together a report entitled "Growth Areas in the Coming Ten Years" wherein 20 promising business fields with growth potential were identified.

Let me introduce some of them.

First, the robot business. With the further "graying" of Japan and lower birthrates ten years from now, needs for help around the house and for nursing care is expected to increase as more women take up employment. Demand for security will also increase. We

expect that a robot business targeting households will have a sizable market.

Next is advanced medicine. Electronic medical records have already been commercialized, and we expect they will become mandatory at hospitals as IT becomes further widespread. Medical equipment will also see rapid progress. Devices used in advanced medical treatment are expensive, and so the business of leasing them to medical institutions looks promising.



The natural resources and energy field is expected to grow substantially as well. China depends on coal for more than 50% of its energy. China's demand for energy will certainly grow further fueled by its economic growth. Nuclear power generation will receive more attention than ever in China.

Lastly, environmental issues have become a global challenge. The Kyoto Protocol has come into effect, and trading in emissions has finally begun. I think that a business that handles emission credits is one of the up-and-coming ventures that make best use of the *sogo shosha*'s integrated corporate strength.

Close to the Workplace

As an integrated trading company, Sumitomo Corp. operates across a wide spectrum of business fields and in various regions around the world; it has thus accumulated a treasure trove of knowledge and know-how. Gathering and storing this valuable knowledge and know-how, and extracting and conveying it to each business unit and Group company in a timely manner, is our principal task.

Ours is a little different from think tanks at banks, securities companies and governments. A think tank knowledgeable in business and close to the workplace can function more effectively from the point of view of each business unit and Group company.

Becoming a Visible Think Tank

Sumitomo Shoji Research Institute provides information such as research analysis reports to each business unit's sales people, who build businesses based on the information, find customers leading to new sales. In this indirect way we are contributing to the increased earnings of Sumitomo Corporation Group.

Looking to the future, we are eyeing a system that supports business units directly—for example by sending our own staff with expertise—to provide better service.

To this end it is vital that a relationship of trust be established, in which each individual on our staff becomes known to the business units and Group companies. Upon founding Sumitomo Shoji Research Institute, Sumitomo Corp. President Oka stated, "Sumitomo Corporation Group is a very large organization, but my hope is that Sumitomo Shoji Research Institute becomes an organization accessible to each Group company employee." To respond to his wish, we began activities where each member of our staff has a research theme, makes a report of his or her studies and sends it out to the business units and Group companies. Each staff sends out information, receives feedback, refines the research and attempts to enhance the reliability of Sumitomo Shoji Research Institute, that is the whole idea.

Maximizing Integrated Corporate Strength

The "Sogo" in our Japanese name, Sumitomo Shoji Sogo Kenkyujo, means that we do everything from research to analysis and study; we are the think tank of a *sogo shosha*, or integrated trading company. Sumitomo Corporation's core competence is its integrated corporate strength, and we have the important role of maximizing that strength by providing, on demand, right-on-target information required by each business unit and Group company.

We have started to refine our research, analysis and study functions and are endeavoring to improve our performance by maximizing the use of objective data, external materials and our own analytical research methods. In addition, we are strengthening our analytical skills for market size projection, industry segments analysis, country risk analysis, etc.

Sumitomo Shoji Research Institute aims to be the premier think tank of Sumitomo Corporation Group and will continue its activities as an organization to be trusted by Sumitomo Corp. and its Group companies.

Agro-Industry in Central and Eastern Europe

Central and Eastern Europe has a long tradition of agriculture. In some countries, such as Romania, more than half of the population is engaged in agriculture. The land is very rich and includes the Hungarian and Ukrainian Great Plains, making this the "breadbasket of Europe." Wheat, barley, sunflower and corn are the main crops; specialized local products such as wine, hops, tobacco, and various fruits are grown as well. With the entry of Poland, Hungary, Czech Republic and Slovakia into the EU in May 2004, and Romania and Bulgaria scheduled to join in 2007, agriculture is expected to further flourish in these countries, and for this reason the region's agronomy is attracting new attention.



Buda Castle on the bank of the Danube



Dr. Horn with his "Man of the Year 2004" award (right) and President Susumu Fukada, Summit Agro Europe

Direct Marketing Structure

Sumitomo Corporation's AgriScience Dept. became interested in the agriculture market of Central and Eastern Europe around 1970 and went into business there at that time. Back then, it was mostly procurement for state corporations, but after the fall of the Berlin Wall sales shifted to individuals, and in 1990 we established Summit Agro Europe Ltd. in London to conduct direct sales to customers and distributors. Under this umbrella, an agricultural chemicals sales company was set up in Hungary in 1992, followed by those in six countries—Poland, Romania, Bulgaria, Ukraine, Czech Republic and Slovakia—each with independent inventory and its own distribution network.


SUMMIT-AGRO

Our lineup of agricultural chemicals

We have a wide selection of environmentally safe herbicides, fungicides and insecticides, many from Japan but also some from Western countries. With these agricultural chemicals as our base, we offer expertise in integrated pest management (IPM), contributing to the agricultural production of Central and Eastern Europe.

Dr. András Horn Honored

Since 1984 we have employed agronomists—professionals educated in agricultural colleges—and have worked in the distribution and marketing of agricultural chemicals. Approximately 50 agronomists are currently working in the six local sales companies. They travel all across the region to showcase our products and provide technical guidance for their use, holding more than 200 seminars each year. One, premier agronomist Dr. András Horn (Summit Agro Hungary), received the prestigious "Man of the Year 2004" award from the Agricultural Chemical Specialists Association of Hungary for his work in the spread of IPM over many years. It was a great honor for Summit Agro Hungary and attracted much attention in Japan as well; we received many congratulatory addresses and commemorative memorabilia from agricultural chemical manufacturers. We hope to use the expertise of Dr. Horn and other agronomists to promote our products and expand our agricultural chemical businesses in Central and Eastern Europe.

—AgriScience Dept., Sumitomo Corporation / Summit Agro Europe

Aiming at Further Growth and Development

In fiscal 2004, Sumitomo Corporation achieved record-high net income and completed its two-year medium-term management plan, the AA Plan. From fiscal 2005, the company commenced its new medium-term management plan, the AG Plan, aiming at further growth and development. We asked Motoyuki Oka, president and CEO of Sumitomo Corporation, to summarize the financial results of fiscal 2004 and the AA Plan, and to explain the AG Plan.



President & CEO Motoyuki Oka

SCN: Could you give us a summary of the financial results of fiscal 2004 and the AA Plan?

Oka: We have been striving to expand our earnings base while enhancing our corporate strength. From the financial results for fiscal 2004, we could confirm the fruits of these efforts.

Net income for the fiscal year was ¥85.1 billion, an increase of ¥18.5 billion over the previous year, representing growth of 28%. Basic profit[1], which indicates the company's earning power, was ¥110 billion, a substantial increase of 65% over the previous year. Both net income and basic profit were record-high for two consecutive years.

Specifically, these results were driven by existing core businesses such as our automobile lease and finance businesses in Japan and Asia, the cable TV operator Jupiter Telecommunications, which was listed on the JASDAQ securities exchange in March 2005, and the Batu Hijau copper and gold mine project in Indonesia. New businesses also made an important contribution. These included the pet supplies manufacturer and distributor The Hartz Mountain Corporation and the automotive parts manufacturer Kiriu Corporation, both of which we acquired last year, as well as the additional acquisition of oil field rights in the British North Sea.

As a result of our strategic investments, total assets as of the end of fiscal 2004 amounted to ¥5,533.1 billion, an increase of ¥520.7 billion from the end of fiscal 2003. In addition, as a result of the increase in retained earnings and the issuance of about ¥100 billion worth of new shares last July, shareholders' equity rose to ¥934.9 billion and the shareholders' equity ratio increased to 16.9%. Also, the net debt-equity ratio[2] improved to 2.5 times and ROE rose to 10.2%. Thus, our financial structure continued to improve.

In the AA Plan, net income for the two years amounted to ¥151.7 billion and the risk-adjusted return[3], a measure of the profitability of a business against the risks involved in it, was an average of 8.2% over the two-year period. We therefore achieved our quantitative targets of ¥130 billion in net income and a risk-adjusted return of 6% or over. We achieved a risk-adjusted return of 7.5%, the level of profitability covering our shareholders' capital cost, which we have been aiming to accomplish since the start of the Reform Package in fiscal 1999.

SCN: Could you outline the AG Plan and tell us how you will achieve its objectives?

Oka: The AG Plan is a more "aggressive" plan than the AA Plan, in that we aim to accelerate the expansion of the earnings base by focusing on increasing assets with high returns. The quantitative target is a net income of ¥230 billion over the two-year period, while securing a risk-adjusted return of over 7.5% in each fiscal year. The net income targets for each fiscal year are ¥110 billion for fiscal 2005 and ¥120 billion for fiscal 2006. We are aiming to achieve record-high net income for four consecutive years.

Steadily Expanding Earnings Base



Net Income
Basic Profit[1]
(Billions of yen)
150
100
50
0
32.3
34.4
50.5
48.3
47.7
46.2
13.9
62.2
66.6
66.8
85.1
110
110
123
120
145
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
Reform Package
Step Up Plan
AA Plan
AG Plan (target)

One of the basic policies of the AG Plan is to expand the earnings base through dynamic growth strategies. By steadily increasing high-return assets in core businesses and their surrounding fields in each business unit, we aim to increase risk assets by ¥340 billion over the two-year period. To achieve this objective, we launched the "AG Plan Growth Support Package," which aims at the companywide promotion of these dynamic growth strategies, budgeting a total of ¥5 billion. The "Companywide Project Promotion & Support Committee" will actively support investments in large-scale projects, cross-organizational projects, and new fields. The "M&A Promotion Support Team" will support to search and promote M&A deals in each business unit. In addition, we are focusing on India and Russia and other CIS countries as strategic regions due to their high growth potential and are channeling our energies into expanding business in these regions.

Secondly, we are implementing human resource strategies matching our growth strategies. To promote the development of human resources that can support the sustainable growth of the Sumitomo Corporation Group, we are diversifying recruitment and conducting strategic training and placement of human resources under the AG Plan. To this end, we set up the "Human Resource Management Committee" in each business unit to promote the securing, training and utilization of human resources. In addition, we have launched the "H.R.D. Committee," to be chaired by me, to promote human resource development from a long-term perspective.

Thirdly, we are pursuing both soundness and efficiency through the AG Plan. As well as expediting "offense" initiatives, we need to strengthen our "defense" at the same time. To achieve this, it is essential to advance our risk management and improve our operational quality and efficiency. We are therefore striving to upgrade our business risk assessment methods, reinforce our auditing system, and introduce a new internal control system. In addition, applying the strong will and action of top management, we are continuing to promote a strong awareness of legal compliance throughout the company.

SCN: Could you tell us about your dividend policy?

Oka: In order to return the fruits of improved earning power to shareholders, we have decided to introduce a dividend that reflects consolidated financial results in addition to ensuring stable dividends as in the past. In consideration of the retained earnings required for our sustainable growth, we determined the dividend based on a payout ratio of 20%. As a result, we will increase the annual dividend per share for fiscal 2004 from ¥8 to ¥11 and, for fiscal 2005, provided that we achieve our net income target of ¥110 billion, the annual dividend per share will be ¥18, more than twice last year's dividend of ¥8.

SCN: Finally, do you have a message for your stakeholders?

Oka: In order for Sumitomo Corporation to achieve sustainable growth, it is vital for us to steadily expand our earnings base and enhance our corporate strength while exerting integrated corporate strength, while maintaining a balance among profitability, growth potential, and stability in any environment.

Our integrated corporate strength, which is our core competence, is the driving force for achieving the prosperity and realizing the dreams of all stakeholders. By continuing to expand our earnings base and enhance corporate strength, we are making every effort to further exert the integrated corporate strength.

I regard the sum total of the realized prosperity and dreams of all stakeholders to be the corporate value of Sumitomo Corporation. We will strive to maximize our corporate value in the future and therefore request and appreciate your ongoing understanding and support. SC

Achievement & Growth Plan (AG Plan) FY2005–2006

Securing a 7.5% risk-adjusted return
(Achievement)

and aiming for further growth
(Growth)

Basic policies
- Expansion of our earnings base through dynamic growth strategies
- Implementation of human resource strategies matching our growth strategies
- Pursuit of soundness and efficiency

Quantitative targets
- Risk-adjusted return ratio: Over 7.5% (each year)
- Net income: ¥230 billion (two-year total)
  FY2005 ¥110 billion
  FY2006 ¥120 billion

Notes

[1] Basic profit: An indicator of the company's earning power, calculated using the following formula:
Basic profit = (Gross profit-Selling, general and administrative expenses-Interest expense, net of interest income + Dividends) x 59% (58% up to fiscal 2003) + Equity in earnings of associated companies, net

[2] Net debt-equity ratio: An indicator of financial soundness, calculated by dividing net interest-bearing liabilities by shareholders' equity.

[3] Risk-adjusted return: A measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period, and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to occur during the same period ("risk-adjusted assets").

Montrive Corporation

Montrive is the sole marketer for the luxury brand Feiler.

Since its founding 35 years ago, Montrive has been enriching the lives of its customers with high-quality articles such as towels, home goods and other daily necessities.

Montrive is the holder of exclusive marketing rights in Japan for Feiler, the brand of chenille fabric goods based in Germany. Montrive also designs goods specifically for the Japanese market, which are then developed into products by Feiler. The marketer also produces and sells bags and pouches in Japan as Feiler's original manufacturer.

Soft, Sensuous and a Pleasure to Touch

Chenille fabric is made by first weaving a flat cotton sheet that is cut into narrow ribbons. These are then twisted into chenille yarn ("chenille" is French for caterpillar) before being used as the weft thread in the final weaving process.

This laborious method requires a high level of skill and much patience. It is a traditional weaving of Bavaria, Germany, where founder Ernst Feiler perfected it some 50 years ago. Carefully selected raw cotton is woven in dozens of passes to create the beautiful colors, elegant patterns and refined, softer-with-use quality that have come to be associated with the Feiler brand.



Renowned chenille brand "Feiler"



The new Ms Feiler series

"Lifestyle Proposal" for Added Value

To accommodate the rapidly changing lifestyles of Japanese today, the Lifestyle & Retail Business Division of Sumitomo Corporation has focused on the consumer, and concentrated on various life activities such as clothing, food, dwelling, playing and studying.

Our "Lifestyle Proposal" business adds value to high-quality products, services and brands. Rather than following the traditional trading company approach of finding acceptable products, we propose the development of new products based on the preferences of our customers. This approach allows us to excavate potential market demand that did not exist before. In October of 2004, Sumitomo Corporation obtained 99% of the stock of Montrive Corporation from its founders and made it our subsidiary.

Montrive has set up a Feiler Shop Corner in major department stores across Japan, usually in the living and home furnishing sections. Feiler towels, perhaps best known for their colorful floral patterns on a black background, are extremely soft to the touch and have tremendous water absorption. They are often purchased as congratulatory gifts and are very popular, especially among women.

Recently released, and targeting younger customers, is a new line called Ms Feiler using refreshing pinks and blues on a white background. Also new lines for men and for children have been added, expanding on selection and designs. SC



The Feiler shop in Mitsukoshi (main store; Nihonbashi, Tokyo)

COMPANY PROFILE

Name: Montrive Corporation
President: Kazuo Yoshida
Address: Montrive Bldg. 8-10-6, Nishi-Gotanda, Shinagawa-ku, Tokyo
Telephone: +81-3-5487-0423
URL: http://www.montrive.co.jp/feiler/ (Japanese)
Business: Sole importer for Ernst Feiler GmbH. Production, import and sales of fashion items and home furnishings



The Harmony between Economy and Ecology

Plain Talk

The Kyoto Protocol, which tackles climate change within the international regime, has just come into effect. By tasking greenhouse gas emission quotas on Japan and other industrial countries, the Kyoto Protocol has created a new business opportunity with the new concept of carbon credit.

This report covers the latest business practices in Japan and in the world to tackle with climate change, and the active participation of Sumitomo Corporation to maintain both of high quality of life and environment.

Plain Talk

The Kyoto Protocol came into effect on February 16, 2005, eight years after its adoption at the UNFCCC (United Nations Framework Convention on Climate Change) in 1997. Finally, the first step toward mitigating global warming has been taken in the international political regime.

The Kyoto Protocol was proposed to reduce anthropogenic emissions of carbon dioxide and other greenhouse gases. Emission quotas have been set for total of 41 industrial and economies-in-transition countries (former USSR and Eastern Europe countries).

Japan is one of the signatory countries to the Kyoto Protocol with emission quota. During the first commitment period from 2008 to 2012, Japan is obliged to reduce its 1990 greenhouse gas emissions by 6% during the five-year period. The EU, for comparison, must achieve 8% reduction from its 1990 emissions level.

These targets may sound easy to achieve, but drastic emission increase over the last 15 years alone makes it serious task.

Decrease in emissions of carbon dioxide, which currently constitutes about 90% of greenhouse gases emissions in Japan, is attainable by improving energy efficiency.

Japan has been widely recognized for its achievement of the highest energy efficiency in the world. Further effort to reduce carbon dioxide emissions domestically requires Japan to switch its energy resources from conventional fossil fuels to renewable energy resources such as solar and biomass, or to develop innovative energy technologies. Research and development for these innovations have been already initiated, but it takes considerable time and investment to commercialize such innovative technologies.


CO2

This is why a new system called the Kyoto Mechanism was established under the Kyoto Protocol. The Kyoto Mechanism allows countries to achieve emission reduction not only through domestic efforts but also through jointly practiced efforts among nations.

There are two schemes to reduce emissions in the Kyoto Mechanism. One scheme, called the Joint Implementation (JI), allows countries with emission quotas to jointly reduce greenhouse gas emissions to share the generated carbon credits through the project implementation. The other, called the Clean Development Mechanism (CDM), allows industrial countries with emission quotas to reduce greenhouse gas emissions in developing countries to obtain the generated carbon credits for achieving industrial nations' obliged emission reduction. The common idea of both schemes is to allow the use of oversea carbon credits to achieve obliged emission reductions for the countries with quotas.

In the first place, climate change is cross-boundary environmental issues, and mitigation effort should be taken at the global level. It does not matter where the emission is reduced; the effect of such mitigation effort taken in any place is the same on the global environment. Therefore, it is realistic to focus on practicing such efforts in the countries with low abatement cost of reduction, namely in developing countries. In this way, we can surely reduce the greenhouse gas emissions and contribute to the future society, rather than merely sitting on our hands.

This explains the very reason why the Kyoto Mechanism is innovative.

It is this system that creates a new environment business, a new market to trade carbon credits generated by greenhouse gas emission reduction projects.

Thus, the Kyoto Mechanism successfully proposes the new environment economy by utilizing market mechanism.

Trading Company Knowhow Is Valuable

Sumitomo Corporation is the one of the first to recognize this new business opportunity. We started initial studies on project potential right after the agreement of the Kyoto Protocol in 1997, and soon we set up the CDM project development in some developing countries.

Among many companies with showing strong interests in emission trading business and related projects, Sumitomo's competence as an integrated trading house lies in accumulated knowledge and experience in oversea projects and in our global network. In a greenhouse gas emission reduction project, the requirements on sophisticated analytical skill and advanced risk management are much higher than normal oversea projects.

For example, in the case of a power plant construction, an estimated project return against capital expenditures can be calculated simply by the income from electricity sale.

On the other hand, in a case of an emission reduction project, we have to make sure to receive two different returns from the project at power stations; income from the electricity sale and from the carbon credits to be generated by reducing fossil fuel consumption by improved energy efficiency of the power plant. Carbon credits will have actual monetary value only after they are traded (transferred to a buyer). In short, it is a long and complicated process to achieve success of the project.


emission credits

Moreover, such emission reduction projects face very high hurdles to overcome. In a case of CDM, the first two hurdles are approvals from a host and a donor countries and registration at the CDM Executive Board under the United Nations. Then, upon the completion of a project, the final amount of carbon credits to be obtained through a project must be verified to be officially tradable by a third-party organization licensed by the CDM Executive Board.

To clear all the necessary steps for success of a project, it is essential and indispensable to meet affluent knowledge and experience. We, Sumitomo Corporation, firmly stand on these bases by building our experience from the early stage. This is why we took and keep the lead ahead of all the competitors in the projects with emission credits.

The First Official Project in Japan!

With entry into force of the Kyoto Protocol, potential market called emission trading turned into reality.

Sumitomo Corporation is actively involved in pipeline emission reduction projects in Russia, Ukraine, China, Indonesia, India, and many other countries. Among all, the project in India is the third project in the world registered at the CDM Executive Board, and the first feat among Japanese involvements in CDM. The project contributes to destruction of collected HFC gas, the by-product of fluorocarbon gas (HCFC), at a chemical plant. Estimation on carbon credits to be generated by the project is approximately three million tones per year.

The emission credit business is still in its infancy. Japan must reduce nearly 170 million tones of CO_2 annually for achieving its obligation, but the supply of carbon credits cannot cover such large demand yet. It is expected that only five million tones of CO_2 will be generated from all the seven CDM projects so far officially registered. Considering the emission quotas of the entire world, it is obvious that supply system to generate carbon credits has not yet fully established. We can surely find the big business chance there; in the discrepancy between demand and supply of carbon credits.

Energy efficiency improvement at power plants. Energy utilization of methane from a coal mine. Reduction of methane leak from natural gas pipelines. We can name much more potential to reduce greenhouse gases to generate carbon credits in various business sectors. The best part of participating in this new business can be found in the moment when various pro-environmental ideas result in new business opportunities.

We pursue enhancing both of global environment and quality of life through our business practice. The emission credit business is one of the key options to address the human welfare in a broad sense, thus it is the important task for the new global company, like Sumitomo Corporation, to challenge.

This article was written with the co-operation of General Manager Ryuzo Yamamoto of Global Environment Dept., Sumitomo Corporation.

In this section we invite staff members from our overseas offices to write short essays about life in their countries.



Dim Sum Heaven
GUANGZHOU

by Luo Yuanjun



Guangzhou is green all year round with a mild climate and abundant rainfall. A great variety of flowers can be seen here in each season. Huacheng (Flower City) is a beautiful symbolic nickname for Guangzhou; others are Yangcheng (Goat City) and Suicheng (Rice-ear City), said to have originated from the legend whereby five immortals riding five rams each planted a sheaf of grain in this city, symbolizing its endless prosperity.

Eating is everyone's favorite activity in Guangzhou—especially *dim sum*. This is traditionally served in small bamboo baskets containing four helpings. It is best eaten with lots of people, so you can try a bit of everything!

Cantonese dim sum has around 2,000 varieties of teatime snacks. The daily selection at restaurants will always include *siu mai* (small balls of pork), *ha gow* (small dumplings with steamed prawns inside), *cha siu bao* (steamed barbecued pork buns), *tsun quen* (deep-fried spring rolls), and *daan* tarts (small custard-filled pastry) for dessert.

Law ba gou (fried white turnip cake), daan tarts and siu mai are my favorites. Law ba gou, a snack during the spring festival, is easy to make at home. But siu mai and daan tarts are eaten in restaurants only.

Some restaurants in Guangzhou are open from 5:00 A.M. to 12:00 at night. I love to go there with family or friends and just chat and *yum cha* (have dim sum and drink tea) the night away!



Daan tarts (small custard-filled pastry)



Siu mai (small balls of pork)



My mother eating *law ba gou*.



Vamos a la Rambla
BARCELONA

by Carlos Centelles



Although I was not born in Barcelona, I have many fond memories of this beautiful city, which has been my adopted home for the past five years.

The Plaza Real, Olympic Village, Port Vell or Ciudadela's park are some of my favorite places, where I often go to meet friends and chat. I also like to take in the modernist buildings of Gaudi, something I can actually do on my way home from work each day.

But for me, the most interesting place to walk around is La Rambla.



Gaudi's "Casa Mila," a landmark work of modern architecture

Lined with trees, cafés, restaurants, flower stalls, shops and newspaper stands, La Rambla is the perfect place in which to stroll and soak up the unique Barcelona atmosphere.

Famous street entertainers who delight the crowds with their weird and wacky shows; El mercat de la Boqueria, where you can buy many delicious local specialties; or the statue of Colón (Columbus), on the waterfront, are just a few of La Rambla's many attractions.

I use to walk through La Rambla every Sunday morning. I'd buy a newspaper, sit in a terrace and slowly sip a Cappuccino while people-watching. It was Sunday; why hurry? The only matter of concern was which sort of tasty Spanish food to have for lunch — but that is another story!

El mercat de la Boqueria (market)





La Rambla has many attractions.

Making Friends in Ayuttaya

Thailand's losses due to the 2004 tsunami captured world headlines, as well they should have. We in the Bara Sumi-Thai Leasing (BSL) in Bangkok were hit hard by the news of devastation at Phuket, and particularly on the beautiful beaches of Phi Phi Island which our staff had visited just a month before on a company trip to celebrate our 10th anniversary. We lost no time in raising money to buy medical supplies to add to the relief efforts. In the overall picture, this may have been just a small gesture of assistance, but to us it did a world of good, and made us even more enthusiastic about offering assistance to others in need in the country.*

A prime example of this was when, last April, we learned of an elementary school that had burned down in an accidental fire. The teachers and students of the school, called Wat Thong, had no place to go when the new school year opened in May. We called the temple where the school had been located, and learned that the picture was even more bleak: not only were the classrooms destroyed, but they also lost all their textbooks and school supplies.

A Historical Link to Japan

The Wat Thong School was in Ayutthaya, the old capital of Thailand, not far from Bangkok. The city, inscribed as a World Heritage site, is historically tied with Japan, where in the 17th century an adventurer by the name of Nagamasa Yamada lived before becoming governor of a province in southern Thailand. As it happened, Yamada was also a trader, a fact that made the connection between us and Ayutthaya even more interesting.

In any case, we felt compelled to help, so we began to collect individual donations. With these, and donations made by the company, we purchased educational materials, stationery, water coolers and some candy and sweets for 150 school children.



The kids enjoyed the candy handed out by President Kimura (right) and other BSL staff.



School faculty members and BSL employees with the students

We took these to the school in our company truck on May 16, the first day of the school year.

The school accepted these timely supplies gratefully; we were greeted by the entire student body and faculty, and even by the city mayor and local member of Parliament. Together with the school faculty and all people involved, we enjoyed a wonderful lunch prepared by the mothers of the school children.

A Proud Team Effort

The amount of money collected through our efforts was not a great figure. However, the timing of the aid was well placed and we feel proud that we were able to help a school that was in need. We believe that it was a great success for all involved. It raised awareness of social contributions in our office, and we even saw an increase in teamwork in our employees.

The rebuilding of the Wat Thong School still has not been scheduled. Currently, the students are studying in temporary tents and inside a dark building on the temple grounds, without proper desks and chairs. BSL will continue to contribute to the Wat Thong School. We will continue to look for local causes where we can make a real difference.

—Masahiro Kimura
President, Bara Sumi-Thai Leasing Co., Ltd.



The Wat Thong School after it burned down

**BSL, the Bara Sumi-Thai Leasing Co., Ltd. is a company overseen by Sumitomo Corporation's Automotive Dept. No. 3 and is a joint venture between Sumitomo Corporation, Sumitomo Corporation Thailand and local companies. It provides financing and leasing for automobiles and other equipment.*

Johannesburg

THE SPORTS CAPITAL OF THE SOUTHERN HEMISPHERE

The nation of South Africa has a high profile among Japanese, and many others, who are interested in sports. The country's heroic political and economic reconstruction, its citrus, its great wines, its legendary climate—all contribute to its "personality" on the international scene. But perhaps more than anything else, it is the position, or reputation, it holds in the world of international sports that makes the news almost every day.

There's a buzz, of course, about the upcoming World Cup Soccer competitions to be held in South Africa in 2010. But for hardcore sports fans, there are also the world-class golf, rugby, soccer and other events centered in, or at least including, this southern hemisphere nation.

Ladies, Grab Your Clubs

At the inaugural Women's World Cup of Golf held last February at Fancourt in South Africa, the winning performance of the Japanese team of Ai Miyazato and Rui Kitada made big news in Japan and across the world. The two women were undeterred by one of the most technically difficult courses in the world, and went on to defeat some of the best players in the world. During an interview after her win, Ms. Miyazato said she found South Africa a beautiful and wonderful country. Of course, we in the Johannesburg office, including the many rank-amateur golfers among us, wholeheartedly agree.



U19 Japan representatives before the game



The links at Fancourt where the 1st Woman's World Cup of Golf was held

Supporting Ruggers

Yohei Shinomiya, a former professional rugby player for Yamaha Motor, is training to become the first Japanese to play in the Super 12 Rugby, comprising the 12 best rugby clubs of South Africa, Australia and New Zealand. When Shinomiya arrived in South Africa, we took him to a Korean barbecue, and the five of us who are ex-rugby players pumped him for stories. We helped him find sponsorship, advised him on finding a place to live and gave him general tips about living in this country.

Ruggers from South African teams—notably Jaco van der Westhuyzen who now plays for NEC—are enthusiastically welcomed in Japan. I hope that such exchanges will continue to help raise the level of the sport in Japan.

And while on the subject, we in the Johannesburg office were pleased to hold, for the second year in a row, a welcoming party for the Japan team taking part in the U19 (Under 19) Rugby World Championships held at Durban. The feast was a great success, thanks in part to the abundance of Japanese food. The young Japanese players defeated Georgia and managed to remain in Division A, while South Africa ultimately won the championship.

It was sort of a double win for us, as we were able to cheer loudly for both Japan and South Africa! And we won't be surprised if some of those Japanese teenagers who fought so well in the U19 games will go on to become the stars of future Super 12 Championships, held here in this sports-loving country.

—Hideki Kimura, Sumitomo Corporation Johannesburg Branch

EDITOR'S NOTE

We will continue to make efforts to keep you apprised of our activities as clearly and specifically as possible so that you will become more familiar with Sumitomo Corporation and its Group.

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
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